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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 857)

PROPOSED ELECTION AND APPOINTMENT OF A DIRECTOR

The board (the “Board”) of directors of PetroChina Company Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces that the Board has proposed to elect and appoint Mr. Zhang Daowei as director candidate of the Company. The appointment of Mr. Zhang Daowei shall be approved by the shareholders of the Company (the “Shareholders”) by way of ordinary resolution at the general meeting of the Company.

The biographical details of Mr. Zhang Daowei are set out below:

Mr. Zhang Daowei, aged 50, is a senior vice president of the Company and a member of the Party committee and vice general manager of China National Petroleum Corporation (“CNPC”). Mr. Zhang is a professor-level senior engineer with a doctorate degree. Since December 2015, he has successively served as the deputy general manager and executive deputy general manager of the Qinghai Oilfield Branch, the Party secretary, general manager and executive director of Southwest Oilfield Branch, general manager of the Exploration and Production Branch, general manager of the Crude Oil Marketing Branch, executive director of the Exploration and Production Branch and executive director of Oil, Gas and New Energy Branch. He was appointed as a vice president of the Company in June 2022, a member of the Party committee and vice general manager of CNPC in May 2023 and a senior vice president of the Company in June 2023.

Save as disclosed above, as at the date of this announcement, Mr. Zhang Daowei (i) has not held any directorship in any other listed companies in the past three years; (ii) does not have any relationship with any other director, supervisor, senior management, substantial Shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong (the “Stock Exchange Listing Rules”)) or controlling Shareholder (as defined in the Stock Exchange Listing Rules) of the Company; and (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no information on Mr. Zhang Daowei that needs to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Stock Exchange Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

If the appointment of Mr. Zhang Daowei is approved at the general meeting of the Company, the term of office of Mr. Zhang Daowei will commence from the date on which the relevant resolution being approved by the Shareholders until the expiry of the term of the ninth session of the Board. The emoluments of Mr. Zhang Daowei will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to his duties and responsibilities, performance and the results of the Group and the market overall situation.

A circular containing, among other things, the proposed election and appointment of Mr. Zhang Daowei as director will be despatched to Shareholders as soon as practicable.

By order of the Board PetroChina Company Limited Company Secretary WANG Hua

Beijing, the PRC

30 August 2023

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei and Mr. Xie Jun as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Mr. Cai Jinyong, Mr. Jiang, Simon X., Mr. Zhang Laibin, Ms. Hung Lo Shan Lusan and Mr. Ho Kevin King Lun as independent non-executive Directors.